UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 12b-25

Commission File Number: 001-35033

CUSIP Number: 675607 105

NOTIFICATION OF LATE FILING

(Check One): ☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Oconee Federal Financial Corp.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 201 East North Second Street

City, State and Zip Code: Seneca, South Carolina 29678

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant requires additional time to finalize its financial information for the three and six months ended December 31, 2014, particularly to incorporate the results of operations of Stephens Federal Bank, the registrant’s acquisition of which was completed during the period. The acquisition will impact the results of operations and financial condition of the registrant for the three and six months ended December 31, 2014. Accordingly, the registrant was unable to complete the quarterly report on Form 10-Q for the quarter ended December 31, 2014 by the prescribed date, without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

H. Allen Salter
(Name)

(864)	882-2765
(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Oconee Federal Financial Corp.

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 17, 2015	By:	/s/ H. Allen Salter
H. Allen Salter
Senior Vice President and Chief Financial Officer

ATTACHMENT TO FORM 12b-25

OCONEE FEDERAL FINANCIAL CORP.

The registrant requires additional time to finalize its financial information for the three and six months ended December 31, 2014, particularly to incorporate the acquisition described above. The acquisition will impact the results of operations and financial condition of the registrant for the three and six months ended December 31, 2014. Until such time as the registrant is able to finalize its financial information, the registrant is not able to estimate its net income for the three and six months ended December 31, 2014 with certainty.